

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2008

Mr. Jason S. Weber
President and Chief Executive Officer
Rimfire Minerals Corporation
700-700 West Pender Street
Vancouver, BC V6C 1G8, Canada

> **Re:     Rimfire Minerals Corporation**
> **Form 20-F for Fiscal Year Ended January 31, 2007**
> **Filed May 11, 2007**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated April 15, 2008**
> **Response Letter Dated May 5, 2008**
> **Response Letter Dated June 19, 2008**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed May 21, 2008**
> **File No. 000-31100**

Dear Mr. Weber:

We have reviewed your filing and response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.     Where comments on a particular filing's disclosure are applicable to disclosure in another filing, please consider both filings in your response to our comments and make corresponding changes to both filings.  This will eliminate the need for us to repeat similar comments.

Form 20-F Filed May 11, 2007

Item 11: Quantitative And Qualitative Disclosure About Market Risk

2.      We note your response to our prior comment number one in which you have
        determined that you do not hold any non-derivative financial instruments,
        including financial instruments meeting the definition within paragraph 3 of FAS
        107.  We are not in a position to agree that your holdings of marketable securities
        are excluded from the definition of paragraph 3.  Marketable securities are
        financial instruments which evidence an ownership interest in an entity, and
        therefore are within the scope of paragraph 3.

        Accordingly, please expand your disclosure to identify and categorize your
        market risk sensitive instruments as those held for trading purposes or other than
        trading purposes.  Additionally, please conform your quantitative disclosures to
        one of the three alternative formats: tabular format, sensitivity analysis, or value
        at risk.  Disclosures should include summarized market risk information for the
        preceding year and material limitations that cause the information not to fully
        reflect the market risk exposures.  Refer to Items 11(a)(1), 11(a)(2) and 11(a)(3)
        of Form 20-F.  For additional guidance, refer to SEC staff guidance "Questions
        and Answers About the New "Market Risk" Disclosure Rules (issued July 31,
        1997)" which can be found on the Commission's website:

                http://www.sec.gov/divisions/corpfin/guidance/derivfaq.htm

Statement of Cash Flows

3.      We note your response to our prior comment number three in which you indicate
        that you have used titles for line items in your statement of cash flows that
        conform to our comment.  Please note that the draft amended Form 20-F for the
        fiscal year ended January 31, 2007, which you included with your letter dated
        April 15, 2008, does not reflect the updated line item titles referenced in your
        response.  To enable us to fully evaluate your response, please provide us with a
        revised draft Form 20-F for the fiscal year ended January 31, 2007 which
        incorporates this and all other changes made as a result of our comments.

Mineral Property Interests

4.      We note your response to our prior comment number four and continue to be
        unable to agree with your conclusions.  Please call us to discuss this matter.

Form 20-F Filed May 21, 2008

Cover Page

5.      Please ensure your future filings include the required disclosure and checkbox
        regarding the basis of accounting used to prepare the financial statements.  Please
        refer to section III.C.6 of SEC Release No. 33-8879 (International Series Release
        No. 1306), which can be located on our website:

                        http://www.sec.gov/rules/final/2007/33-8879.pdf

Selected Financial Data, page 9

6.      We note that the amount you have disclosed for FY 2008 general and
        administrative expenses in your selected financial data does not agree to the
        amount in your table of selected annual performance on page 168 of your
        management's discussion and analysis.  Please reconcile this difference for us.

        Furthermore, we note that while you disclose general and administrative expenses
        within your selected financial data, an equivalent measure is not presented in your
        financial statements.  Please conform your disclosure of selected financial data to
        amounts contained in your financial statements, or provide a reconciliation of
        how the amounts included in your selected financial data were derived from your
        financial statement amounts.

Consolidated Statement of Operations, page 131

7.      Please tell us your basis for including "Gain (loss) on marketable securities" as a
        component of revenue from mineral property operations.  Please also tell us your
        basis for including "Interest income" as a component of other revenue.  Please tell
        us how you have determined these items conform to the financial statement
        concept for "revenue", as contemplated in CICA Handbook Section 1000.37.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief